

June 26, 2009

Mr. Michael Owens
Chief Financial Officer
United States Lime & Minerals, Inc.
5429 LBJ Freeway, Suite 230
Dallas, Texas 75240

      **Re:    United States Lime & Minerals, Inc.**
               **Form 10-K for the Fiscal Year Ended December 31, 2008**
               **Filed March 6, 2009**
               **File No. 0-04197**

Dear Mr. Owens:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               H. Roger Schwall
               Assistant Director